March 4, 2014

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2

Filed February 18, 2014

File No. 333-193986

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in telephone conversations with the Staff on February 20, February 26, and February 27, 2014 with respect to the above referenced Registration Statement on Form N-2 filed on February 18, 2014 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

The Staff’s comments are set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

1.	We note your response to Comment 3 in our letter dated January 10, 2014, including Appendix 1 showing where the information required by Parts A and B of Form N-2 have been included in the registration statement. Please include Appendix 1 in the registration statement.

Larry L. Greene

Securities and Exchange Commission

Response:

In response to the Staff’s comment, the Company has included information indicating how the information required by Parts A and B of the Form N-2 have been included in the registration statement. The information disclosed in the registration statement is the same as that included in Appendix 1 to the Company’s response letter dated January 30, 2014.

2.	We note your response to Comment 29 in our letter dated January 10, 2014. Please include a statement in footnote 5 that the Company will accrue (but not pay) a capital gain incentive fee with respect to unrealized appreciation given the fact that a capital gains incentive fee would be owed to the Investment Advisor if the Company were to sell its investment portfolios at such time.

Response:

In response to the Staff’s comment, the Company has added the requested disclosure on pages 20 and 115.

3.	We note your responses to Comments 30 & 32 in our letter dated January 10, 2014. Please further specify the assumptions relating to the fee table on p. 19, either in the lead-in or in footnote 1. How much money will the Company be raising, for example? How much leverage will the Company have?

Response:

The Company respectfully notes the lead-in paragraph to the table, which states the following assumptions:

•	The expenses shown in the table under “estimated annual expenses” are based on estimated amounts for our current fiscal year and assume that we issue shares of common stock in the offering and the concurrent private placement, based on an offering price equal to the mid-point of the range as set forth on the cover of the prospectus, and the underwriters do not exercise their option to purchase any additional shares to cover overallotments.

•	The expenses in the table are based on the assumption that we will have $ million of borrowings outstanding under our credit facilities, after giving effect to the offering and the concurrent private placement and the expected repayment of indebtedness as discussed in more detail under “Use of Proceeds.”

These amounts, along with the sales load and offering expenses, will be further detailed in subsequent filings as we approach the launch of the offering.

4.	We note your responses to Comments 31 & 70 in our letter dated January 10, 2014. Please clarify whether the Company will bear any additional organizational expenses beyond the $1.5 million already disclosed. Please also clarify whether the Company or the Adviser will bear the expenses of the offering. In general, please confirm how the Administrative Agreement expense provisions work. Is there any recoupment of expenses?

Larry L. Greene

Securities and Exchange Commission

Response:

The Company respectfully advises the Staff that under both the Investment Advisory Agreement and the Administration Agreement, the Company was responsible for up to $1.5 million of initial organizational expenses in connection with the creation of the Company. As disclosed, that amount was exceeded in 2011 and therefore expensed in the Company’s statement of operations in 2011. All organizational expenses in excess of that amount were borne by the Adviser.

As noted in the response to Comment 31 and as further described on pages 86 to 87 and F-19 to F-20, under the Administration Agreement, the Adviser furnishes the Company with office facilities and equipment, provides the Company with clerical, bookkeeping and record keeping services at such facilities and provides the Company with other administrative services necessary to conduct the Company’s day-to-day operations. The Company reimburses the Adviser for the allocable portion (subject to the review and approval of the Board) of expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the compensation of our chief financial officer and chief compliance officer and their respective staffs. For the years ended December 31, 2012 and 2011, the Company incurred expenses of $1.0 million and $0.3 million, respectively, for administrative services payable to the Adviser under the terms of the Administration Agreement.

Other than pursuant to these reimbursement provisions, the Adviser does not recoup any expenses from the Company.

As noted in the responses to Comments 31 & 70, and as disclosed in Note 9 to the Company’s annual consolidated financial statements on page F-31, costs associated with the private placements of the Company’s stock pursuant to the subscription agreements entered into with the Company’s existing investors in 2011 and 2012 were borne by the Adviser. As a result, these costs are not reflected in the Company’s financial statements.

As noted in the response to Comment 31, in accordance with the Investment Advisory Agreement and the Administration Agreement, the Company will bear the costs associated with the IPO. Pursuant to FASB ASC 946-20-25-5, the Company will record these offering expenses as a reduction of additional paid-in capital upon the sale of the stock, which is a different accounting treatment than the $1.5 million in organizational expenses the Company incurred prior to commencing operations in 2011.

The registration statement similarly makes clear that the Company (and not the Adviser) will bear the expenses of the offering. See, e.g., the cover page, which states: “We estimate that we will incur offering expenses of approximately $             million, or approximately $ per share, in connection with this offering.” There is no disclosure to the effect that the Adviser will bear any such expenses, including the underwriting discount.

Larry L. Greene

Securities and Exchange Commission

5.	In your response to Comment 41 in our letter dated January 10, 2014, you noted that when the Company has drawn down capital commitments in the past, it has issued the shares at a per-share price equal to net asset value per share of common stock as of the close of the last quarter preceding the capital drawdown notice, as adjusted for any changes due to subsequent economic events of which the Board is aware. Please indicate in your response that the valuation procedures upon which the Company relies give the Company confidence that share offerings are not done below net asset value.

Response:

The Company respectfully advises that Staff that the Company believes that the valuation procedures employed by the Board and the Company give the Company confidence that share offerings are not done below net asset value, regardless of when such offerings occur, unless otherwise permitted by the Investment Company Act of 1940, as amended.

6.	We note your response to Comment 59 in our letter dated January 10, 2014. In particular, we note the disclosure in the registration statement on page 115 that states: “The costs associated with our Investment Team and staff of the Adviser, when and to the extent engaged in providing us investment advisory and management services are paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including those relating to: . . . expenses, including travel expenses, incurred by the Adviser, or members of our Investment Team, or payable to third parties, in respect of due diligence on prospective portfolio companies.” The disclosure also states that the Fund reimburses “the Adviser for the allocable portion of the compensation paid by the Adviser or its affiliates to our Chief Compliance Officer, Chief Financial Officer, and other professionals who spend time on those related activities (based on the percentage of time those individuals devote, on an estimated basis, to our business and affairs).” Please disclose that the Board takes into consideration the reimbursement of these types of expenses, including travel expenses, when determining whether to approve the Investment Advisory Agreement.

Response:

In response to the Staff’s comment, the Company has added the requested disclosure on pages 116 and 123.

7.	We note your response to our Comment 64 of our letter dated January 10, 2014. Please clarify whether the interest rates specified in the Schedule of Investments are the stated amounts for the investments or also include the “additional amounts as a result of an arrangement between the Company and other lenders in any syndication” that are referred to in footnote 6. Please clarify whether there are any end-of-term payments made at the maturity of the loan.

Larry L. Greene

Securities and Exchange Commission

Response:

The Company respectfully advises the Staff that the amounts indicated in the Schedule of Investments are the stated amounts and do not include the additional amounts described in footnote 6. The Company has clarified this point in the registration statement on pages 102, F-8 and F-11.

The Company also respectfully confirms its response to Comment 64 to the effect that the syndication arrangements do not include an end-of-term payment made at the maturity of the loan.

8.	Please confirm that the auditors were involved with and agreed with the changes to the financial statements referred to in the responses in your letter dated January 30, 2014 to our Comments 65 and 69 (Statements of Changes in Net Assets, Financial Highlights, Fair Value of Financial Instruments). Please confirm that the auditors do not need to add subsequent dates to their audit opinion in connection with these changes.

Response:

The Company respectfully confirms that KPMG was involved and agreed with these changes. KPMG has confirmed that it does not believe it was necessary to add subsequent dates to its audit opinion.

9.	We note your response to our Comment 69 of our letter dated January 10, 2014. For those investments where the fair value has been identified as the cost of the investment due to the close proximity of the transaction to the measurement date, please specify the dates on which those transactions occurred.

Response:

The Company respectfully notes that for the $114.5 million of first-lien debt investments reflected at cost as of December 31, 2012 identified in footnote (1) to the table on F-26, the relevant transactions occurred on December 28 and December 31, 2012.

For the $2 million of equity investments reflected at cost as of December 31, 2012 identified in the table on F-26, the relevant transaction occurred on December 28, 2012.

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We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286.

Larry L. Greene

Securities and Exchange Commission

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

Enclosure

cc:	Jennifer R. Porter

Securities and Exchange Commission

David Stiepleman

Jennifer Mello

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

Stuart H. Gelfond

Paul D. Tropp

Fried, Frank, Harris, Shriver & Jacobson LLP